February 17, 2010

Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Attention:	Mark C. Shannon
Accounting Branch Chief

Re:                   Gruma, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2008
File No. 001-14852

Dear Mr. Shannon:

On behalf of Gruma, S.A.B. de C.V. (the “Company”), we respectfully inform you that the Company intends to provide a response to the comment letter dated February 12, 2010 from the staff of the Securities and Exchange Commission related to the Company’s Form 20-F for the year ended December 31, 2008 no later than March 1, 2010.

Should you have any questions about this letter, please feel free to contact the undersigned at (212) 530-5224.

Sincerely yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald